UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                              SEC FILE NUMBER
                                                              000-30868
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                                                              CUSIP NUMBER
                                                              227686 20 1
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                           NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K  [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
            [ ]Form N-CSR

                  For Period Ended: March 31, 2003
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                 [ ]Transition Report on Form 10-K
                 [ ]Transition Report on Form 20-F
                 [ ]Transition Report on Form 11-K
                 [ ]Transition Report on Form 10-Q
                 [ ]Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
Crosswave Communications Inc.
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Full Name of Registrant
Not Applicable.
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Former Name if Applicable
Jinbocho Mitsui Building, 1-105 Kanda Jinbo-cho
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Address of Principal Executive Office (Street and Number)
Chiyoda-ku, Tokyo, 101-0051, Japan
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City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

         On August 20, 2003, Crosswave Communications Inc. ("Crosswave") and its Japanese subsidiaries filed a voluntary petition for commencement of corporate reorganization proceedings with the Tokyo District Court pursuant to the Corporate Reorganization Law of Japan. Upon filing of the petition, the court appointed an attorney-at-law to succeed the pre-petition management and to act as the preservative administrator of Crosswave, and issued a preservative administration order to protect Crosswave's assets for the benefit of its creditors. On August 28, 2003, Crosswave received an order from the Tokyo District Court for the commencement of its corporate reorganization proceedings and the Tokyo District Court appointed the preservative administrator as the reorganization administrator.

         Because Crosswave's former management has been replaced and the reorganization administrator is required to devote time and resources to the reorganization proceedings for the benefit of creditors, Crosswave has not been able to finalize its financial statements for the fiscal year ended March 31, 2003. Moreover, Crosswave does not currently expect to be able at any time in the future to finalize such financial statements.

         As a result of the above, Crosswave is unable to file its annual report on Form 20-F for the fiscal year ended March 31, 2003, without unreasonable effort or expense within the prescribed period. Following its corporate reorganization, Crosswave expects that all current shareholders will be eliminated as shareholders and Crosswave expects to thereafter suspend or terminate its reporting obligations under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
          Masako Sakaguchi          81-3               5205-4630
          ----------------     ----------------     ----------------
               (Name)            (Area Code)       (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).   [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                  [X]Yes [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Crosswave believes that its results of operations for the fiscal year ended March 31, 2003 were significantly worse than its results of operations for the fiscal year ended March 31, 2002. Preliminary unaudited summary financial results for the year ended March 31, 2003 which were prepared and announced prior to the commencement of Crosswave's corporate reorganization proceedings, indicated a net loss of JPY 14,651 million for the fiscal year ended March 31, 2003 compared to a net loss of JPY 13,397 million for the fiscal year ended March 31, 2002. Due to its corporate reorganization, however, Crosswave has not finalized consolidated financial statements for the year ended March 31, 2003 and does not anticipate being able to do in light of its ongoing corporate reorganization. Accordingly, Crosswave is currently unable to provide a reasonable estimate of the change in reported results of operations between the comparable fiscal year ended March 31, 2002 and the year ended March 31, 2003.

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                    Kabushiki Kaisha Crosswave Communications
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                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  September 30, 2003                    By /s/  Masaaki Oka
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                                              Name: Masaaki Oka
                                              Title:Reorganization Administrator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------- ATTENTION ----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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